UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 9)

EBAY GMARKET CO., LTD.

(Name of Subject Company)

EBAY GMARKET CO., LTD.

(Name of Person(s) Filing Statement)

Common stock, par value KRW 100 per share

American depositary shares, as evidenced by American depositary receipts,

each representing one share of common stock

(Title of Class of Securities)

The Common Stock, which is not traded on U.S. markets, has not been assigned a

CUSIP number.

The CUSIP number for the related American depositary shares is 38012G100.

(CUSIP Number of Class of Securities)

Duckjun (D.J.) Lee

Senior Managing Director and Chief Financial Officer

9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912,

Korea

82-2-1566-5701

(Name, address and telephone number of person

authorized to receive notices and communications

on behalf of the persons filing statement)

with copies to:

Jane Ross, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Tel: (650) 843-5000 Fax: (650) 849-7400	Francis Wheeler, Esq. Cooley Godward Kronish LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021-8023 Tel: (720) 566-4000 Fax: (720) 566-4099

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2009 and amended by Amendment No. 1 thereto filed with the SEC on May 5, 2009, Amendment No. 2 thereto filed with the SEC on May 13, 2009, Amendment No. 3 thereto filed with the SEC on June 2, 2009, Amendment No. 4 thereto filed with the SEC on June 11, 2009, Amendment No. 5 thereto filed with the SEC on June 15, 2009, Amendment No. 6 thereto filed with the SEC on June 16, 2009, Amendment No. 7 thereto filed with the SEC on June 18, 2009 and Amendment No. 8 thereto filed with the SEC on June 25, 2009 (collectively, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by eBay KTA (UK) Ltd., a company organized under the laws of the United Kingdom (“Acquisition Sub”) and an indirect wholly owned subsidiary of eBay Inc., a Delaware corporation (“Parent”), to purchase for cash all of the issued and outstanding (a) Common Stock, par value Won 100 per share (the “Common Stock”), and (b) American Depositary Shares, each of which represents one share of Common Stock (“ADSs,” and together with the Common Stock, the “Company Securities”) of eBay Gmarket Co., Ltd. (formerly Gmarket Inc.), a company organized under the laws of the Republic of Korea (the “Company”), at a price of $24.00 per Company Security, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 2009, as amended and supplemented by Supplement No. 1 thereto dated June 2, 2009 (as further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal for ADSs and Letter of Transmittal for Common Shares (as amended or supplemented from time to time, the “Letters of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO filed initially with the SEC by Parent and Acquisition Sub on May 4, 2009 and amended on May 5, 2009, June 2, 2009, June 15, 2009, June 25, 2009 and July 21, 2009.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding thereto the following:

“The subsequent offering period expired at 5:00 p.m., New York City time, on Monday, July 20, 2009 (which was 6:00 a.m., Seoul time, on Tuesday, July 21, 2009). According to Citibank, N.A., the ADS Depositary for the Offer, and Goodmorning Shinhan Securities Co., Ltd., the Common Share Depositary for the Offer, a total of 4,685,282 shares of Common Stock and 46,045,042 ADSs were validly tendered in the Offer. The Company Securities validly tendered in the Offer, when combined with the 23,131,071 newly issued shares of Common Stock that were issued to Acquisition Sub on June 22, 2009, together represent approximately 99.6% of the outstanding Company Securities. Acquisition Sub has accepted for payment all Company Securities that were validly tendered and not withdrawn.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2009

EBAY GMARKET CO., LTD.

By:	/s/ Duckjun (D.J.) Lee
Name: Duckjun (D.J.) Lee
Title: Chief Financial Officer